Exhibit 99.2
RIO
TINTO
2007 Annual Results

P R O C E E D I N G S	at an ANALYSTS PRESENTATION of the Company held in London on Wednesday 13th February 2008.

Top table
(in London):
MR. PAUL SKINNER (Chairman)
MR. TOM ALBANESE (Chief Executive Officer)
(in Melbourne):
MR. GUY ELLIOTT (Chief Financial Officer)

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     Slide 7 – Conditional offer rejected on value grounds
     As you all know, we recently received a pre-conditional offer from BHP Billiton to acquire all of the shares in Rio Tinto.
     We considered it carefully but our Board has unanimously rejected the offer on the basis that it is not in the best interests of our Shareholders.
     The offer, while it was an improvement on what we had seen before, still fails to recognise the underlying value of Rio Tinto’s quality assets and prospects. We have got, under Tom’s leadership, a very clear strategy, which the Board fully supports, to deliver value to Shareholders by developing assets of the highest quality, and we are executing this strategy very effectively. I think the results tell that story!
     Our plans are unchanged; they will remain unchanged unless somebody makes a proposal to us which fully values Rio Tinto.
     Today we are focused on 2007, a string of records as I indicated earlier, which underline a lot of what I’ve said about our future position.
     Put very simply, the Boards – because we have two Boards even though they are the same people – the Board of two companies, believe that Rio Tinto has an exceptional portfolio of assets and significant stand alone value opportunities, particularly as will come through in iron ore, copper and aluminium.

     These assets, combined with our strong record for value delivery, project execution and successful exploration positions Rio Tinto very well to take advantage of strong global markets in the industry
     We believe – we have no doubt! — that this will create significant future value for Shareholders, and we would need to see a very compelling alternative to depart from this base case. Value – and only value – is what matters to Rio Tinto.
     On the 1st February, again as you know, we were informed by Chinalco and Alcoa that they had acquired a 12 per cent shareholding in Rio Tinto plc at a purchase price of around £60 per share.
     They stated that they made this investment because they think highly of our assets and our management, and that the prospects for Rio Tinto are attractive.
     We believe this acquisition by primarily aluminium-focused companies underlines our overall value proposition, as well as the value of Alcan which we acquired, of course, towards the end of last year.
     I must repeat what I said in our announcement of the 1st of February: this investment was not solicited by Rio Tinto, nor did we have any prior knowledge of it.
     Shining Prospect is now an important Shareholder and we look forward to developing a good relationship with them, as we aspire to have with all of our Shareholders.

     You can imagine that all of these developments place an additional burden on the leadership of the Company and I am delighted to say that I have seen no resultant dilution in their level of focus and commitment – if anything, the reverse.
     Slide 26 – Market outlook suggests stronger forward prices for aluminium and iron ore
     Overall, we believe the price outlook for metals and minerals is a positive, based on rapid Chinese demand growth and continued supply constraints. However, it is also important to distinguish between the individual metals and individual products as we believe that the outlook for Rio Tinto’s key distinguishing products is particularly favourable.
     This slide shows the average of analysts forecasts for the FOB iron ore price to Asia for the next three years and recently published forward prices for aluminium, copper, nickel and oil for the same time-frame.
     I showed this slide a few weeks ago in the Pilbara, where we were hosting a group of journalists in the Pilbara, and since this time market expectations for the outlook of iron ore and of course copper and of course aluminium have grown if anything even stronger.
     In particular, the iron ore market continues to look very tight, and market expectations of a strong price increase in the 2008 contract year continues to rise. The aluminium price remains in contango, and the future price is well supported by rising marginal costs of fourth quartile aluminium smelters in China which will be driving the long term equilibrium pricing levels.
     Copper is supported more by supply and demand imbalances and the continued inability of producers to meet production targets, much less grow their production.
     So overall, we believe that the forward markets – this is our RV, this is the forward markets view — that shows that we, relative to BHP, has an ideal portfolio to benefit from what looks like a strong market and strong pricing environment. Looking forward, Rio Tinto will only continue to strengthen relative to BHP, and these half year results certainly bear this out. In the last half year, we have seen a relative shift in underlying earnings in our favour of nearly $2 billion between ourselves and BHP.
     Slide 29 – Strong forecast growth in total production
     The outcome of a capacity to add high quality resources plus a proven project execution capacity is clearly value adding growth.
     Based upon our portfolio of projects, we estimate the compound annual growth rate of our volumes from 2008 to 2015 is over 8 per cent per year.
     This is based upon volume growth rate of our individual products indexed into comparable monetary equivalents using consensus long term prices.

     In our estimates, this is double the rate of BHP Billiton’s growth over the same period, and it is in commodities which we believe look great, as I have mentioned, on a forward pricing perspective. And again this reinforces what we said back in November, that BHP Billiton needs Rio Tinto more than Rio Tinto needs BHP Billiton. And, of course, as I have said, the recent earnings momentum in the second half just bears this out.
     This is growth in value not growth in production, and that’s the key driver for the Company – growth and value! However, we do believe the volume growth from competitively positioned assets at a time of strong demand will lead to substantially enhanced returns for our Shareholders. All of our investments must pass a rigorous appraisal process and rigorous discipline before they ever see approval.
     As I’ve said, we are in a unique position with a strong demand for everything we produce – we have the operations, we have prospects and we have the capabilities to deliver this growth.
     Slide 30 – Delivering today, strongly positioned for growth in the future
     Rio Tinto is delivering value today, with record earnings of $7.4 billion and a record cash flow of over $12 billion in 2007.
     We are setting production records in many of our key products, like iron ore and refined copper.
     With the acquisition of Alcan, we now are a leader in the aluminium industry, where we have an outstanding competitive position,

great synergies and a market outlook which just keeps getting better and better.
     We are investing at record levels, as Guy said, in the value adding growth of our business, with planned capital expenditures of $9 billion in each of 2008 and 2009.
     Our large scale reserves, resources and mineralisation continue to generate options for our growth, and we have a track record of delivering that growth on time and on budget.
     The long term demand outlook for all of our products remains excellent, based upon profound structural and demographic shifts in the world still taking place and expected to continue to take place in the world economy not just in the years but in the decades in front of us.
     Rio Tinto is well positioned to take advantage of each of these opportunities. We remain totally focused on value and I am resolved to make the business work faster at meeting the world’s growing demand, better at leading and shaping the industry, and smarter at creating value for our Shareholders.
     Our results show that we are accelerating away from BHP Billiton and we are investing to maintain this momentum. Our response to the BHP offer has been only about value, as Paul has said, and the value of leveraging our assets, our prospects, and our organisation in a very strong market environment. Thank you.

RIO TINTO 2007 ANNUAL RESULTS PRESENTATION — LONDON — Q&As — 13TH FEBRUARY 2008
QUESTION:
And just to follow up on that, is that affecting – we know that BHP have entered into some volume contracts with the Chinese – are you tempted to do the same or are you sort of holding back at the moment?
TOM ALBANESE:
As you know, we have announced a new contractual arrangement with the Koreans. We do see value in the benchmark pricing and the mechanisms associated with that. We also recognise that there needs to be a mix of other pricing type options so that you can ensure that there is always a “see through” between those various pricing mechanisms.
QUESTION:
A question about the proposed merger, if I may – is it possible to ask that?
PAUL SKINNER:
Sure!

QUESTION:
An observation at the BHP Billiton presentation similarly recently was that in their written presentation is the proposal, and I quote, “had support of the Shareholders of both companies”, and when Marius delivered that presentation he added the word “many” Shareholders had given that support. And I asked him if “many” was equal to “majority” and I was given a fairly lengthy answer but it didn’t really answer the question.
I am sure you have had many discussions with Shareholders and I was just wondering if you would like to comment on that? Because the one thing I have observed about this presentation is that you seemed to have spent very little time putting up as vigorous a defence as Marius was putting up a case to support his proposal and I am wondering whether those discussions with Shareholders reflect the confidence you have in the position that you have taken in respect to the proposal?
PAUL SKINNER:
Let me give a short response to that, to which Guy and Tom are free to add! Clearly since the idea was first launched by BHP, and not by us, at the beginning of November last year we have had more or less a continuous interaction with our Shareholder base right across the Register.
You would expect with a spectrum of interest you would get a spectrum of views, but I think the net position is that we have received a great deal of encouragement from our major Shareholders as to the position that we have taken and a lot of them have actually added materially to their position over that period of time.
I think what is happening in Rio Tinto and has been happening in the past months with the change of executive leadership, the building momentum in the Company, the acquisition of Alcan, the focus of operational delivery, I think our Shareholders are greatly heartened by what they are seeing and the Board is similarly heartened and extremely supportive of everything that the team are doing to drive value for Shareholders.
Tom, do you want to add to that?
TOM ALBANESE:
Yes, thank you. Certainly from my own personal perspective I have spent a lot of my own personal time meeting with key Shareholders in all of our key markets, all of our geographic areas, and based upon all of the dialogue, all the engagement, I am as confident in the business and confident in everything I am saying now as I was back in November.
PAUL SKINNER:
Guy, would you like to add anything? You have seen a lot of our Shareholders in recent times!

GUY ELLIOTT:
I have and I think you reflected that very well. Just let me reiterate that for me this is all about value and what we have presented today are some results which I think demonstrate our focus on value and the growth prospects that we have got, all of which will add to value, so that’s the reason for the confidence which we are expressing.
PAUL SKINNER:
Thank you very much for the question. Anybody else? Yes!
QUESTION:
I’m sorry to follow up, but with regard to the Chinalco/Alcoa stake in the PLC shares, firstly have you spoken to them and do you see that shareholding complicate matters for you in any way, shape or form?
PAUL SKINNER:
Let me perhaps again start that. Chinalco is a company, of course, we know very well because we have been in the aluminium business a long time as well and there have been many discussions in the normal run of business with them. Their shareholding I can assure is something that we did not solicit and came as something of a surprise.
We were, however, immediately heartened by their public statements about the reasons for their investment in the Company, an investment of a strategic nature in a great Company with good assets, extremely well managed, and they were quick to say that they did not want to seek any

Board representation or any intervention in the management of the Company.
They came to see us on the following day – many of you will know they were in London and took a big media conference – and reiterated exactly those points to us. That we take entirely at face value. We look forward to a constructive relationship with them as we would with any of our Shareholders.
TOM ALBANESE:
Yes, that says it all!
Important Information
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This transcript includes forward-looking statements. All statements other than statements of historical facts included in this transcript, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this transcript. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.